Exhibit T3A-60

State of Delaware Secretary of State Division of Corporations Delivered 06:23 PM 05/08/2012 FILED 06:18 PM 05/08/2012 SRV 120531731 - 5151599 FILE

State of Delaware

Limited Liability Company

CERTIFICATE OF FORMATION

OF

Harrah’s Iowa Arena Management, LLC

ARTICLE I. NAME

The name of the limited liability company is Harrah’s Iowa Arena Management, LLC

ARTICLE II. REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE 19808 and the name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Harrah’s Iowa Arena Management, LLC this 8th day of May, 2012.

By:	/s/ Jill Eaton
(Authorized Person)

Name: Jill Eaton, Organizer